[photo of David J. McNally, President and Chief Executive Officer]

To our Shareholders and Business Partners:

In 2004, we made progress in positioning our refocused company for the future following the divestiture of our Physical Evaluation business in December 2003. We are already seeing the benefits of this effort. We have implemented a new vision that unites our employees and allows them to direct their talents toward common goals for business development based upon complementary technologies and product lines.
Our Business

Through our divisions and subsidiaries, we engage in the business of designing, manufacturing and distributing medical devices. Our Therapeutics division markets enteral nutrition delivery devices. Our Applied Technology division designs and manufactures advanced medical components and systems for other medical technology companies. Many of our Applied Technology customers are large medical device manufacturers that do not have the expertise or internal resources to develop needed components, subsystems or systems. They turn to us to provide our patented and proprietary technologies in fluid management and measurement, and surgical ultrasound.

An example of our Applied Technology expertise is the LifePort(R) Kidney Transporter that we developed and manufacture for Organ Recovery Systems, Inc. This life-saving system is used to preserve kidneys during the time between donation and transplantation. The LifePort(R) protects the kidney by circulating preservation solution through it, while precisely maintaining temperature and controlling flow-rate parameters. Last year, we won a prestigious medical design excellence award for the LifePort(R).

Enteral feeding is a method of delivering nutrition to patients via the gastrointestinal tract, usually through the stomach wall. These patients include those who may have experienced head or neck trauma or have gastrointestinal disorders such as short-bowel syndrome, intestinal malabsorption, bowel pseudo-obstruction and other disorders that prevent normal digestion. Our Therapeutics division products include ambulatory enteral feeding pumps and related disposable sets for mobile patients as well as stationary enteral feeding pumps and disposable sets.

In 1996 we introduced the EnteraLite(R) ambulatory feeding pump into the home health care segment of the enteral nutrition delivery market. The EnteraLite(R) continues to gain market acceptance due to its superior mobility and user-friendly features. At the beginning of 2005, we introduced the EnteraLite(R) Infinity(TM) feeding pump, which is smaller, lighter, more durable, and provides additional features and benefits to a broader range of patients. We have been notified that the EnteraLite(R) Infinity(TM) will be awarded a medical product design excellence award in June of this year. Today, we sustain and help improve the lives of people across the United States and around the globe who use our ambulatory and stationary feeding pumps.

[photo of 2004 Medical Design Excellence Award LifePort(R) Kidney Transporter]

Financial Review

Our 2004 results indicate improvements in certain key performance metrics including sales growth, increasing margins, control of expenses, and research and development productivity.

We achieved revenue growth of 3.4% with total Applied Technology and Therapeutics division sales of $23.6 million in 2004, and reduced our net loss to less than $180,000 in 2004 from $1.3 million in 2003. Our operating loss for these divisions was reduced to less than $120,000 in 2004 from $1.1 million in 2003. These 2003 comparisons exclude the effects of the loss from the sale of the Physical Evaluation business and the negative contribution margin from that business in 2003, as well as asset and goodwill impairment. Including these effects, the net and operating losses for 2003 were $8.3 million and $3.4 million, respectively. Several nonrecurring expenses contributed to our net and operating losses for 2004, including approximately $400,000 in legal expenses incurred relating to patent protection for our next-generation enteral pump technology and contracts associated with our new strategic relationship with Numico.

Revenue from our Applied Technology business grew 7%, and revenue from our primary Therapeutics focus area of portable enteral feeding devices grew 8%. Unfortunately, domestic sales of enteral disposable sets for stationary enteral feeding pumps continued to decline in 2004, partially offsetting sales growth from our focus products.

In 2004, we enjoyed our fourth consecutive year of positive cash flows from operations. We continued to strengthen our balance sheet, reducing our debt to its lowest level in 7 years. Proceeds from the 2003 sale of our Physical Evaluation business contributed over $1 million to our debt reduction. At year-end, we had a zero balance on our $3 million line of credit.

Gross margins for 2004 increased 4% to 36% of sales, from 32% in 2003. Selling, general and administrative costs were managed to 30% of sales, down from 32% in 2003. Last year's SG&A costs included the $400,000 in legal fees mentioned above. Research and development costs were 6% of sales for the year. Our investment in research and development resulted in the successful introduction of the EnteraLite(R) Infinity(TM) enteral feeding product line in January 2005. We have already been awarded 20 U.S. and foreign patents for EnteraLite(R) Infinity(TM) technology and more are pending.

A More Capable Leadership Team

Beginning in 2000, we began building a new leadership team to support our growth. Since 2000, we have added David Kaysen, John Lemley, Dan Robertson and Dick Shanaman to our seven-member board of directors. Each is a seasoned executive with applicable expertise, insight and energy to contribute to our board. Recently, we were pleased to announce the appointment of John Lemley to non-executive Chairman of the Board. John's appointment allows me to focus on strategy and operations, while John manages corporate governance and the board, as well as advising on business strategy.

In 2002, we added Tim Govin to our management team as our Vice President of Operations. Tim has 28 years of electronics manufacturing experience, and he has successfully applied lean principles to high-volume, low-mix and low-volume, high-mix production. Last year, we added Mike Henderson to the team as our Vice President of Quality and Regulatory Affairs. Mike has 25 years of experience, including the application of quality systems and world-class quality regulations to medical devices. In January of this year, we added Phil Eggers to the team as our Vice President of Research and Development. During the prior 25 years of his career, Phil has managed and participated in the successful development of numerous advanced medical devices, including intravenous infusion pumps and disposable sets, ultrasonic surgical equipment and home patient monitoring systems.

We are proud of these new additions to our leadership team, as well as numerous new employees that have been added to our team in recent years. We believe this new talent, combined with the other seasoned executives and employees they have joined, will successfully drive profitable growth.

[graph showing 2004 Revenue Mix]

Stronger Distribution Channels

Today, we have two distribution channels. Our Therapeutics division supplies proprietary enteral nutrition pumps and disposable sets for domestic and international markets. In the United States, we sell through our own sales force comprised of territory managers that are full-time ZEVEX employees. Internationally, our products are sold through leading enteral nutrition solution providers and distributors. The most noteworthy distributors of our products include Nestle, the world's largest food company, and Numico, Europe's largest clinical nutrition supplier.

Utilizing our core competencies of fluid management and measurement and surgical ultrasound, the Applied Technology division supplies components, subsystems and systems to other medical device companies. These products are sold through our direct sales team to be incorporated into the branded product lines of prominent original equipment manufacturers such as Advanced Medical Optics, Inc., Alaris(R) Medical Systems, Inc., Baxter International, Inc., Medtronic(R), Inc., Organ Recovery Systems, Inc., and Terumo Medical Corporation.

Our Strategy

Currently, the Applied Technology business contributes the majority of the company's profitability. We believe the revenue and profit growth potential for this business area is excellent. The market applications in which we currently compete have not yet been fully penetrated, and new markets remain to be investigated. We plan to exploit this area by increasing our investment in selling and marketing resources in order to develop more objective market data, refine our strategy, target best opportunities and execute with an expanded sales team. Our business development efforts will focus on components, subsystems, and systems where we provide a large portion of the added value through the application of our core technologies.

The domestic Therapeutics business is currently not profitable. In the U.S. market our low market penetration due to competition and pricing, combined with the high cost of selling, has limited our ability to realize profitability. We are attacking this by focusing on accelerating sales of our higher margin EnteraLite(R) and EnteraLite(R) Infinity(TM) ambulatory pump product lines and reducing the cost of goods of all our enteral products through design innovation.

In the international market, the executed agreements with Numico provide excellent growth potential. We expect to generate approximately $3.5 million in new sales to Numico in 2005, beginning during the second half of the year. The successful execution of the Numico business, combined with sales to other international customers and sales growth in the U.S., would enable the Therapeutics division to become profitable this year.

Improved Outlook

During the past 18 years, ZEVEX has developed, manufactured and sold medical products that transform lives, based upon our committed employees and a strong foundation of technology. During the past four years, we have recruited talent at all levels, simplified the company, strengthened our balance sheet, secured new distribution alliances and honed our strategy.

Around the world, each day, numerous patients will be able to see more clearly after having their cataracts removed with a ZEVEX ultrasonic surgical handpiece. Each day, ZEVEX enteral feeding pumps sustain the lives of tens of thousands of people worldwide. Each day, ZEVEX sensors protect hundreds of thousands of patients worldwide from potentially dangerous air bubbles in infusion lines. And each day, another life will be sustained by receiving a donor kidney that has been kept healthy by the use of an organ perfusion system developed and manufactured by ZEVEX.

Building upon our foundation of life-transforming technology that creates and sustains value for our customers, the past year has been spent establishing a platform for focused sales growth, improving margins and strengthening our balance sheet. In 2005, we expect most of our growth and profitability to occur during the second half of the year, as sales of our recently developed products begin to have positive impact. Throughout the year, we look forward to reporting our key performance metrics as we transition from our current sales and profitability to new levels, based upon the execution of past and ongoing business development activity.

The employees and Board of Directors of ZEVEX International thank you, our customers and our shareholders, for your business and continued support.

David J. McNally
President and Chief Executive Officer

Products and Technology

ZEVEX develops and manufactures high-quality, high-value medical products. We effectively integrate, implement and support solutions throughout product life cycles based upon our core competencies in fluid management and measurement, and surgical ultrasound technologies.

We focus on product development and manufacturing, and we distribute our products through selected medical device marketing companies and distributors. We employ product and territory managers to ensure that our service and sales support are complementary to the quality of our innovative products. This distribution strategy allows us to leverage our expertise and technology across diverse applications, while remaining focused on our core competencies.

We provide value in a continuum of product solutions, from components and subsystems to complete medical systems. We manufacture complete systems if a significant portion of the value of the product is derived from our technology.

We have developed a technology-centric model to assess and extend internal capabilities and to allow us to determine what products will deliver the greatest value to ZEVEX and its customers.

[graph showing current technology-centric model]

Fluid Management & Measurement

Fluid management and measurement includes pumps, sensors and disposable sets for fluid monitoring and delivery. Following are descriptions of our expertise and the products that we manufacture.

[photo of EnteraLite(R) and EnteraLite(R) Infinity(TM) Enteral Feeding Pumps]

Pumps & Disposables

The development and manufacturing of pumps and disposable sets require experience and know-how in the design and production of pumping mechanisms, disposables, and portable, battery-powered embedded devices. Embedded device design integrates microprocessors, software, sensor technologies, and user interface components such as a display and keypad, electrically controlling the pumping mechanism in order to create the desired output.

Our primary experience in pumps and disposables relates to rotary peristaltic pump systems. In 2004, more than half of our revenue was generated from the sale of rotary peristaltic pumps and disposable sets for enteral nutrition delivery. All enteral nutrition delivery products are currently sold through our Therapeutics business division.

Although we have adapted some pumping and disposable set technology for applications other than enteral nutrition delivery, these capabilities have not been widely marketed. An unexplored opportunity exists to integrate our proprietary pump and disposable set technologies in component and subsystem offerings outside the enteral nutrition delivery application area.

We have successfully integrated pumps, sensors and power source technologies to produce the design-award-winning EnteraLite(R) ambulatory enteral feeding pump. We launched the next-generation product, the design-award-winning EnteraLite(R) Infinity(TM), during the first quarter of 2005. The Infinity integrates optical sensing technology and packaging for a lower-cost, more robust design, yet with an expanded feature set.

We currently manufacture the LifePort(R) Kidney Transporter and supply disposable sets for Organ Recovery Systems Inc., under private label. The LifePort(R) controls the flow of critical liquids through kidneys for transplantation using a rotary peristaltic pump and integrated sensor technologies for temperature, pressure and air bubble detection. We won the Gold Medical Design Excellence Award from Canon Communications for the LifePort(R).

In the past, we have also developed rotary peristaltic pumps and disposable sets for the control of irrigating fluid in ophthalmic surgery. We developed and currently manufacture the AAR-1000 Active Air Removal Device for Medtronic(R) Cardiac Surgery, a sensing and fluid management subsystem for a cardiopulmonary bypass application. The AAR-1000 is an integral part of the Medtronic(R) Resting Heart(TM) System, and it employs ultrasonic sensors to detect air in the blood circuit, pinch valves to regulate flow, and accesses a vacuum system to purge potentially dangerous air from the blood circuit.

[photo of LifePort(R) Kidney Transporter]

Sensing Devices

Through 18 years of medical industry experience, ZEVEX has developed and integrated components, subsystems and systems based upon ultrasonic, optoelectronic, electromagnetic and resistive sensor technologies.

Ultrasonic sensing is the historical business of the company. Since its inception, the company has developed a reputation for high-quality air bubble detectors for infusion systems. We have also developed noninvasive ultrasonic liquid level sensing technology. In 1998, we acquired Aborn Electronics, a custom optoelectronic components supplier in San Jose, California. Since that time, the operation has been integrated into our Salt Lake City operations. While we have many years of experience in ultrasonic and optoelectronic sensing, numerous medical market applications for these remain for us to explore..

[photo of Ultrasonic Air Bubble and Liquid Level Detectors]

Sensing Devices - Ultrasonic

We develop and manufacture custom ultrasonic transducers and interface circuits for many of the world's leading medical device marketers. We have developed and produced ultrasonic air bubble detectors for intravenous pumps, enteral feeding pumps, angiographic systems, hemodialysis systems, cardiopulmonary bypass systems, blood warmers, and systems used to harvest blood components for blood banking. We also produce noninvasive, ultrasonic liquid level detection systems for medical applications based upon our patented, dry ultrasonic coupling technology. Our liquid level detectors are presently used in cardiopulmonary bypass systems and blood recovery systems for surgery.

Sensing Devices - Optoelectronic

[photo of Optoelectronic Blood Component Sensor]

We possess expertise in optical sensor development and manufacturing. Our custom optoelectronic emitters and detectors are used to measure blood oxygen content in cardiac output monitors and vital signs measurement systems.

Other applications for our optoelectronic sensing products include blood/saline detection in hemodialysis systems and platelet/plasma/lipid detectors in systems used to harvest blood components for blood banking.

We have also developed and patented optical technology for air bubble detection and occlusion detection in our enteral feeding pumps.

Sensing Devices - Other

We developed and patented noninvasive, force-sensing technology to sense upstream and downstream occlusions through the wall of silicone tubing for our EnteraLite(R) ambulatory enteral feeding pump. Our engineers also integrated pressure sensors into the LifePort(R) Kidney Transporter to monitor internal pressures within the disposable set.

Surgical Ultrasound

We possess expertise in the development and manufacturing of ultrasonic surgical components as well as the integration of surgical ultrasound systems. Our component expertise includes the design, development, packaging, manufacturing and testing of transducer subassemblies and handpieces. Systems integration includes drive circuits and feedback systems for handpiece operation and control.

[photo of Ultrasonic Surgical Handpieces]

Surgical Ultrasound - Ultrasonic Handpieces

Ultrasonic surgical handpieces are the standard of care in cataract surgery. The surgical procedure is called phacoemulsification, which is a process by which the clouded lens tissue is fragmented into tiny pieces using sound waves and removed by liquid-based suctioning. These surgical handpieces are autoclavable and reusable.

Surgical Ultrasound - Drive Circuits and Interface Systems

We have also developed ultrasonic surgical handpiece drive circuits and complete phacoemulsification systems, including graphical user interfaces and disposable sets.

Timeline Section

1986     Company founded in Salt Lake City, Utah

1987     Shares began trading on OTC market

         Bauart Gepruft Stamp received by TUV Product Service for air bubble detectors

1988     Non-invasive liquid level detector introduced

1989     Began manufacturing surgical handpieces

1993     Completed $1.2 million secondary public offering

         Produced complete system for cataract removal

1995     Introduced first proprietary product: BottleWatch(R)

1996     EnteraLite(R) ambulatory enteral feeding pump introduced

         Awarded ISO 9001 certification

1997     Completed $13 million secondary public offering

         Trading of ZVX shares began on AMEX

         Incorporated in the State of Delaware

1997     Awarded EN 46001 certification

1998     Trading of ZVXI shares began on NASDAQ

         Acquisition of Aborn Electronics

         David McNally, CEO, and Phillip McStotts, CFO, finalists for Ernst and Young Entrepreneur of the Year(R)

         Acquisition of JTECH Medical Industries

1999     Received Medical Design Excellence Silver Award (EnteraLite(R))

         David McNally, CEO, and Phillip McStotts, CFO, finalists for Ernst and Young Entrepreneur of the Year(R)

2000     Awarded CE Mark for EnteraLite(R)

         Acquisition of Nestle USA assets

         Named to Forbes List of 200        Best Small Companies in America

         Named among Utah's 100 Fastest Growing Companies

2001     Named among Utah's 100 Fastest Growing Companies

2002     Named among Utah's 100 Fastest Growing Companies

2003     LifePort(R) Kidney Transporter introduced

         Completed Sale of Physical Evaluation business

         Named among Utah's 100 Fastest Growing Companies

2004     Launched next-generation DEHP-free enteral pump delivery sets

         Received Medical Design Excellence Gold Award (LifePort(R))

         Executed strategic distribution, manufacturing and service agreements with Royal Numico N.V.

         David McNally, CEO, named one of 100 notable people in the medical device industry

2005 Launched next-generation EnteraLite(R) Infinity(TM) enteral feeding pump

         Received Medical Design Excellence Award (EnteraLite(R) Infinity(TM))